Korea Equity Fund, Inc.
                    Rule 17g-1(g)1 Filing (Fidelity Bond)




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NAME OF ASSURED (including its Subsidiaries):                          Bond Number: 81392052

JAPAN SMALLER CAPITALIZATION FUND, INC.
KOREA EQUITY FUND, INC.                                                VIGILANT INSURANCE COMPANY

                                                                       Incorporated under the laws of New York
TWO WORLD FINANCIAL CENTER, BUILDING B                                 a stock insurance company herein called the COMPANY
NEW YORK, NY 10281-1712
                                                                       55 Water Street, New York NY 10041-2899
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

ITEM 1.  BOND PERIOD: from 12:01 a.m. on July 31, 2006
                      to   12:01 a.m. on July 31, 2007

ITEM 2.  LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

         If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                                        DEDUCTIBLE
        INSURING CLAUSE                                       LIMIT OF LIABILITY          AMOUNT
        ---------------                                       ------------------          ------
        1.  Employee                                          $   1,000,000             $   25,000
        2.  On Premises                                       $   1,000,000             $   25,000
        3.  In Transit                                        $   1,000,000             $   25,000
        4.  Forgery or Alteration                             $   1,000,000             $   25,000
        5.  Extended Forgery                                  $   1,000,000             $   25,000
        6.  Counterfeit Money                                 $   1,000,000             $   25,000
        7.  Threats to Person                                 $ Not Covered             $     None
        8.  Computer System                                   $ Not Covered             $     None
        9.  Voice Initiated Funds Transfer Instruction        $ Not Covered             $     None
       10.  Uncollectible Items of Deposit                    $ Not Covered             $     None
       11.  Audit Expense                                     $ Not Covered             $     None

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
         1 - 4

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ Secretary                               /s/ President, Thomas F. Motamed



Countersigned by W. Andrew Macan           /s/ Robert Hamburger
                 -----------------        ------------------------------------
                                               Authorized Representative



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ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98)                                         Page 1 of 1

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                             The COMPANY, in consideration of payment of the
                             required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

...............................................................................
Insuring Clauses

Employee                     1.   Loss resulting directly from Larceny or
                                  Embezzlement committed by any Employee,
                                  alone or in collusion with others.

...............................................................................
On Premises                  2.   Loss of Property resulting directly from
                                  robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

...............................................................................
In Transit                   3.   Loss of Property resulting directly from
                                  common law or statutory larceny,
                                  misplacement, mysterious unexplainable
                                  disappearance, damage or destruction, while the Property is in transit anywhere:

                                  a.   in an armored motor vehicle, including
                                       loading and unloading thereof,

                                  b.   in the custody of a natural person
                                       acting as a messenger of the ASSURED,
                                       or

                                  c.   in the custody of a Transportation
                                       Company and being transported in a
                                       conveyance other than an armored motor
                                       vehicle provided, however, that covered
                                       Property transported in such manner is
                                       limited to the following:

                                       (1) written records,

                                       (2) securities issued in registered
                                           form, which are not endorsed or are
                                           restrictively endorsed, or

                                       (3) negotiable instruments not payable
                                           to bearer, which are not endorsed
                                           or are restrictively endorsed.

                                  Coverage under this INSURING CLAUSE begins
                                  immediately on the receipt of such Property
                                  by the natural person or Transportation
                                  Company and ends immediately on delivery to
                                  the premises of the addressee or to any
                                  representative of the addressee located
                                  anywhere.
...............................................................................







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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 1 of 19

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Insuring Clauses
(continued)


Forgery Or Alteration            4.  Loss resulting directly from:

                                     a.    Forgery on, or fraudulent material
                                           alteration of, any bills of
                                           exchange, checks, drafts,
                                           acceptances, certificates of
                                           deposits, promissory notes, due
                                           bills, money orders, orders upon
                                           public treasuries, letters of
                                           credit, other written promises,
                                           orders or directions to pay sums
                                           certain in money, or receipts for
                                           the withdrawal of Property, or

                                     b.    transferring, paying or delivering
                                           any funds or other Property, or
                                           establishing any credit or giving
                                           any value in reliance on any
                                           written instructions, advices or
                                           applications directed to the
                                           ASSURED authorizing or
                                           acknowledging the transfer,
                                           payment, delivery or receipt of
                                           funds or other Property, which
                                           instructions, advices or
                                           applications fraudulently purport
                                           to bear the handwritten signature of
                                           any customer of the ASSURED, or
                                           shareholder or subscriber to shares
                                           of an Investment Company, or of any
                                           financial institution or Employee
                                           but which instructions, advices or
                                           applications either bear a Forgery
                                           or have been fraudulently
                                           materially altered without the
                                           knowledge and consent of such
                                           customer, shareholder, subscriber,
                                           financial institution or Employee;

                                     excluding, however, under this INSURING
                                     CLAUSE any loss covered under INSURING
                                     CLAUSE 5. of this Bond, whether or not
                                     coverage for INSURING CLAUSE 5. is
                                     provided for in the DECLARATIONS of this Bond.

                                     For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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Extended Forgery                 5.  Loss resulting directly from the ASSURED
                                     having, in good faith, and in the
                                     ordinary course of business, for its own account or the account of others in any capacity:

                                     a. acquired, accepted or received,
                                        accepted or received, sold or
                                        delivered, or given value, extended
                                        credit or assumed liability, in
                                        reliance on any original Securities,
                                        documents or other written instruments
                                        which prove to:

                                        (1)   bear a Forgery or a fraudulently
                                              material alteration,

                                        (2)   have been lost or stolen, or

                                        (3)   be Counterfeit, or

                                     b. guaranteed in writing or witnessed any
                                        signatures on any transfer,
                                        assignment, bill of sale, power of
                                        attorney, guarantee, endorsement or
                                        other obligation upon or in connection
                                        with any Securities, documents or
                                        other written instruments.

                                     Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.







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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 2 of 19

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Insuring Clauses

Extended Forgery                  For the purpose of this INSURING CLAUSE, a
(continued)                       mechanically reproduced facsimile signature
                                  is treated the same as a handwritten
                                  signature.
...............................................................................
Counterfeit Money            6.   Loss resulting directly from the receipt by
                                  the ASSURED in good faith of any Counterfeit money.

...............................................................................
Threats To Person            7.   Loss resulting directly from surrender of
                                  Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a
                                  Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

                                  a.   the Employee who receives the threat
                                       has made a reasonable effort to notify
                                       an officer of the ASSURED who is not
                                       involved in such threat, and

                                  b.   the ASSURED has made a reasonable
                                       effort to notify the Federal Bureau of
                                       Investigation and local law enforcement
                                       authorities concerning such threat.

                                  It is agreed that for purposes of this
                                  INSURING CLAUSE, any Employee of the
                                  ASSURED, as set forth in the preceding
                                  paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

...............................................................................
Computer System              8.   Loss resulting directly from fraudulent:

                                  a.   entries of data into, or

                                  b.   changes of data elements or programs
                                       within,

                                  a Computer System, provided the fraudulent entry or change causes:

                                       (1) funds or other property to be
                                           transferred, paid or delivered,

                                       (2) an account of the ASSURED or of its
                                           customer to be added, deleted,
                                           debited or credited, or

                                       (3) an unauthorized account or a
                                           fictitious account to be debited or
                                           credited.

...............................................................................





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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 3 of 19

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Insuring
Clauses
(continued)

Voice Initiated Funds            9.  Loss resulting directly from Voice
Transfer Instruction                 Initiated Funds Transfer Instruction
                                     directed to the ASSURED authorizing the
                                     transfer of dividends or redemption
                                     proceeds of Investment Company shares from a Customer's account, provided such Voice
                                     Initiated Funds Transfer Instruction was:

                                     a. received at the ASSURED'S offices by
                                        those Employees of the ASSURED
                                        specifically authorized to receive the
                                        Voice Initiated Funds Transfer
                                        Instruction,

                                     b. made by a person purporting to be a
                                        Customer, and

                                     c. made by said person for the purpose of
                                        causing the ASSURED or Customer to
                                        sustain a loss or making an improper
                                        personal financial gain for such person
                                        or any other person.

                                     In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

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Uncollectible Items of               10.  Loss resulting directly from the
Deposit ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

                                          a. redemptions or withdrawals to be
                                             permitted,

                                          b. shares to be issued, or

                                          c. dividends to be paid,

                                          from an account of an Investment
                                          Company.

                                          In order for coverage to apply under
                                          this INSURING CLAUSE, the ASSURED
                                          must hold Items of Deposit for the
                                          minimum number of days stated in the
                                          APPLICATION before permitting any
                                          redemptions or withdrawals, issuing
                                          any shares or paying any dividends
                                          with respect to such Items of Deposit.

                                          Items of Deposit shall not be deemed
                                          uncollectible until the ASSURED'S
                                          standard collection procedures have
                                          failed.

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Audit Expense                        11.  Expense incurred by the ASSURED for
                                          that part of the cost of audits or
                                          examinations required by any
                                          governmental regulatory authority or
                                          self-regulatory organization to be
                                          conducted by such authority,
                                          organization or their appointee by
                                          reason of the discovery of loss
                                          sustained by the ASSURED and covered
                                          by this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 4 of 19

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General Agreements

Additional Companies         A.   If more than one corporation, or Investment
Included As Assured               Company, or any combination of them is
                                  included as the ASSURED herein:

                                  (1)  The total liability of the COMPANY
                                       under this Bond for loss or losses
                                       sustained by any one or more or all of
                                       them shall not exceed the limit for
                                       which the COMPANY would be liable under
                                       this Bond if all such loss were
                                       sustained by any one of them.

                                  (2)  Only the first named ASSURED shall be
                                       deemed to be the sole agent of the
                                       others for all purposes under this
                                       Bond, including but not limited to the
                                       giving or receiving of any notice or
                                       proof required to be given and for the
                                       purpose of effecting or accepting any
                                       amendments to or termination of this
                                       Bond. The COMPANY shall furnish each
                                       Investment Company with a copy of the
                                       Bond and with any amendment thereto,
                                       together with a copy of each formal
                                       filing of claim by any other named
                                       ASSURED and notification of the terms
                                       of the settlement of each such claim
                                       prior to the execution of such
                                       settlement.

                                  (3)  The COMPANY shall not be responsible
                                       for the proper application of any
                                       payment made hereunder to the first
                                       named ASSURED.

                                  (4)  Knowledge possessed or discovery made
                                       by any partner, director, trustee,
                                       officer or supervisory employee of any
                                       ASSURED shall constitute knowledge or
                                       discovery by all the ASSUREDS for the
                                       purposes of this Bond.

                                  (5)  If the first named ASSURED ceases for
                                       any reason to be covered under this
                                       Bond, then the ASSURED next named on
                                       the APPLICATION shall thereafter be
                                       considered as the first named ASSURED
                                       for the purposes of this Bond.

...............................................................................
Representation Made By       B.   The ASSURED represents that all information
Assured                           it has furnished in the APPLICATION for this
                                  Bond or otherwise is complete, true and
                                  correct. Such APPLICATION and other
                                  information constitute part of this Bond.

                                  The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                  Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

...............................................................................






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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 5 of 19

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General Agreements
(continued)

Additional Offices Or            C.  If the ASSURED, other than an Investment
Employees - Consolidation,           Company, while this Bond is in force,
Merger Or Purchase Or                merges or consolidates with, or purchases
Acquisiton Of Assets Or              or acquires assets or liabilities of
Liabilities - Notice To              another institution, the ASSURED shall not
Company                              have the coverage afforded under this Bond
                                     for loss which has:

                                     (1)  occurred or will occur on premises,
                                          or

                                     (2)  been caused or will be caused by an
                                          employee, or

                                     (3)  arisen or will arise out of the assets
                                          or liabilities,

                                     of such institution, unless the ASSURED:

                                     a.   gives the COMPANY written notice of
                                          the proposed consolidation, merger or
                                          purchase or acquisition of assets or
                                          liabilities prior to the proposed
                                          effective date of such action, and

                                     b.   obtains the written consent of the
                                          COMPANY to extend some or all of the
                                          coverage provided by this Bond to
                                          such additional exposure, and

                                     c.   on obtaining such consent, pays to
                                          the COMPANY an additional premium.

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Change Of Control -              D.  When the ASSURED learns of a change in
Notice To Company                    control (other than in an Investment
                                     Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                                     (1)  the names of the transferors and
                                          transferees (or the names of the
                                          beneficial owners if the voting
                                          securities are registered in another
                                          name),

                                     (2)  the total number of voting securities
                                          owned by the transferors and the
                                          transferees (or the beneficial
                                          owners), both immediately before and
                                          after the transfer, and

                                     (3)  the total number of outstanding voting
                                          securities.

                                     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

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Court Costs And                  E.  The COMPANY will indemnify the ASSURED for
Attorneys' Fees                      court costs and reasonable attorneys' fees
                                     incurred and paid by the ASSURED in
                                     defense, whether or not successful,
                                     whether or not fully litigated on the
                                     merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond.
                                     However, with respect to INSURING CLAUSE
                                     1., this Section shall only apply in the event that:

                                     (1)  an Employee admits to being guilty of
                                          Larceny or Embezzlement, or

                                     (2)  an Employee is adjudicated to be
                                          guilty of Larceny or Embezzlement, or


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 6 of 19

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General Agreements

Court Costs And                   (3)  in the absence of 1 or 2 above, an
Attorneys' Fees                        arbitration panel agrees, after a review
(continued)                            of an agreed statement of facts between
                                       the COMPANY and the ASSURED, that an
                                       Employee would be found guilty of
                                       Larceny or Embezzlement if such
                                       Employee were prosecuted.

                                  The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                  If the COMPANY declines to defend the
                                  ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                  If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                  If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                  If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                  Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

...............................................................................



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 7 of 19


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Conditions And
Limitations

Definitions                      1.  As used in this Bond:

                                      a.   Computer System means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   Counterfeit means an imitation of an
                                           actual valid original which is
                                           intended to deceive and be taken as
                                           the original.

                                      c.   Custodian means the institution
                                           designated by an Investment Company
                                           to maintain possession and control of
                                           its assets.

                                      d.   Customer means an individual,
                                           corporate, partnership, trust
                                           customer, shareholder or subscriber
                                           of an Investment Company which has a
                                           written agreement with the ASSURED
                                           for Voice Initiated Funds Transfer
                                           Instruction.

                                      e.   Employee means:

                                           (1) an officer of the ASSURED,

                                           (2) a natural person while in the
                                               regular service of the ASSURED at
                                               any of the ASSURED'S premises and
                                               compensated directly by the
                                               ASSURED through its payroll
                                               system and subject to the United
                                               States Internal Revenue Service
                                               Form W-2 or equivalent income
                                               reporting plans of other
                                               countries, and whom the ASSURED
                                               has the right to control and
                                               direct both as to the result to
                                               be accomplished and details and
                                               means by which such result is
                                               accomplished in the performance
                                               of such service,

                                           (3) a guest student pursuing studies
                                               or performing duties in any of
                                               the ASSURED'S premises,

                                           (4) an attorney retained by the
                                               ASSURED and an employee of such
                                               attorney while either is
                                               performing legal services for
                                               the ASSURED,

                                           (5) a natural person provided by an
                                               employment contractor to perform
                                               employee duties for the ASSURED
                                               under the ASSURED'S supervision
                                               at any of the ASSURED'S premises,

                                           (6) an employee of an institution
                                               merged or consolidated with the
                                               ASSURED prior to the effective
                                               date of this Bond,

                                           (7) a director or trustee of the
                                               ASSURED, but only while
                                               performing acts within the scope
                                               of the customary and usual
                                               duties of any officer or other
                                               employee of the ASSURED or while
                                               acting as a member of any
                                               committee duly elected or
                                               appointed to examine or audit or
                                               have custody of or access to
                                               Property of the ASSURED, or



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 8 of 19

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Conditions And
Limitations



Definitions                       (8)  each natural person, partnership or
(continued)                            corporation authorized by written
                                       agreement with the ASSURED to perform
                                       services as electronic data processor
                                       of checks or other accounting records
                                       related to such checks but only while
                                       such person, partnership or corporation
                                       is actually performing such services
                                       and not:

                                       a.  creating, preparing, modifying or
                                           maintaining the ASSURED'S computer
                                           software or programs, or

                                       b.  acting as transfer agent or in any
                                           other agency capacity in issuing
                                           checks, drafts or securities for
                                           the ASSURED,

                                  (9)  any partner, officer or employee of an
                                       investment advisor, an underwriter
                                       (distributor), a transfer agent or
                                       shareholder accounting recordkeeper, or
                                       an administrator, for an Investment
                                       Company while performing acts coming
                                       within the scope of the customary and
                                       usual duties of an officer or employee
                                       of an Investment Company or acting as a
                                       member of any committee duly elected or
                                       appointed to examine, audit or have
                                       custody of or access to Property of an
                                       Investment Company.

                                       The term Employee shall not include any
                                       partner, officer or employee of a
                                       transfer agent, shareholder accounting
                                       recordkeeper or administrator:

                                       a.  which is not an "affiliated person"
                                           (as defined in Section 2(a) of the
                                           Investment Company Act of 1940) of
                                           an Investment Company or of the
                                           investment advisor or underwriter
                                           (distributor) of such Investment
                                           Company, or

                                       b.  which is a "bank" (as defined in
                                           Section 2(a) of the Investment
                                           Company Act of 1940).

                                           This Bond does not afford coverage
                                           in favor of the employers of
                                           persons as set forth in e. (4), (5)
                                           and (8) above, and upon payment to
                                           the ASSURED by the COMPANY
                                           resulting directly from Larceny or
                                           Embezzlement committed by any of
                                           the partners, officers or employees
                                           of such employers, whether acting
                                           alone or in collusion with others,
                                           an assignment of such of the
                                           ASSURED'S rights and causes of
                                           action as it may have against such
                                           employers by reason of such acts so
                                           committed shall, to the extent of
                                           such payment, be given by the
                                           ASSURED to the COMPANY, and the
                                           ASSURED shall execute all papers
                                           necessary to secure to the COMPANY
                                           the rights provided for herein.

                                       Each employer of persons as set forth
                                       in e.(4), (5) and (8) above and the
                                       partners, officers and other employees
                                       of such employers shall collectively be
                                       deemed to be one person for all the
                                       purposes of this Bond; excepting,
                                       however, the fifth paragraph of Section
                                       13.

                                       Independent contractors not specified
                                       in e.(4), (5) or (8) above,
                                       intermediaries, agents, brokers or
                                       other representatives of the same
                                       general character shall not be
                                       considered Employees.









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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 9 of 19


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Conditions And
Limitations

Definitions
(continued)                            f.   Forgery means the signing of the
                                            name of another natural person with
                                            the intent to deceive but does not
                                            mean a signature which consists in
                                            whole or in part of one's own name,
                                            with or without authority, in any
                                            capacity for any purpose.

                                       g.   Investment Company means any
                                            investment company registered under
                                            the Investment Company Act of 1940
                                            and listed under the NAME OF
                                            ASSURED on the DECLARATIONS.

                                       h.   Items of Deposit means one or more
                                            checks or drafts drawn upon a
                                            financial institution in the United
                                            States of America.

                                       i.   Larceny or Embezzlement means
                                            larceny or embezzlement as defined
                                            in Section 37 of the Investment
                                            Company Act of 1940.

                                       j.   Property means money, revenue and
                                            other stamps; securities; including
                                            any note, stock, treasury stock,
                                            bond, debenture, evidence of
                                            indebtedness, certificate of
                                            deposit, certificate of interest or
                                            participation in any profit-sharing
                                            agreement, collateral trust
                                            certificate, preorganization
                                            certificate or subscription,
                                            transferable share, investment
                                            contract, voting trust certificate,
                                            certificate of deposit for a
                                            security, fractional undivided
                                            interest in oil, gas, or other
                                            mineral rights, any interest or
                                            instruments commonly known as a
                                            security under the Investment
                                            Company Act of 1940, any other
                                            certificate of interest or
                                            participation in, temporary or
                                            interim certificate for, receipt
                                            for, guarantee of, or warrant or
                                            right to subscribe to or purchase
                                            any of the foregoing; bills of
                                            exchange; acceptances; checks;
                                            withdrawal orders, money orders;
                                            travelers' letters of credit; bills
                                            of lading; abstracts of title;
                                            insurance policies, deeds,
                                            mortgages on real estate and/or
                                            upon chattels and interests
                                            therein; assignments of such
                                            policies, deeds or mortgages; other
                                            valuable papers, including books of
                                            accounts and other records used by
                                            the ASSURED in the conduct of its
                                            business (but excluding all
                                            electronic data processing
                                            records); and, all other
                                            instruments similar to or in the
                                            nature of the foregoing in which the
                                            ASSURED acquired an interest at the
                                            time of the ASSURED'S consolidation
                                            or merger with, or purchase of the
                                            principal assets of, a predecessor
                                            or which are held by the ASSURED
                                            for any purpose or in any capacity
                                            and whether so held gratuitously or
                                            not and whether or not the ASSURED
                                            is liable therefor.

                                       k.   Relative means the spouse of an
                                            Employee or partner of the ASSURED
                                            and any unmarried child supported
                                            wholly by, or living in the home
                                            of, such Employee or partner and
                                            being related to them by blood,
                                            marriage or legal guardianship.

                                       l.   Securities, documents or other
                                            written instruments means original
                                            (including original counterparts)
                                            negotiable or non-negotiable
                                            instruments, or assignments
                                            thereof, which in and of themselves
                                            represent an equitable interest,
                                            ownership, or debt and which are in
                                            the ordinary course of business
                                            transferable by delivery of such
                                            instruments with any necessary
                                            endorsements or assignments.


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 10 of 19

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Conditions And
Limitations

Definitions                       m.   Subsidiary means any organization that,
(continued)                            at the inception date of this Bond, is
                                       named in the APPLICATION or is created
                                       during the BOND PERIOD and of which
                                       more than fifty percent (50%) of the
                                       outstanding securities or voting rights
                                       representing the present right to vote
                                       for election of directors is owned or
                                       controlled by the ASSURED either
                                       directly or through one or more of its
                                       subsidiaries.

                                  n.   Transportation Company means any
                                       organization which provides its own or
                                       its leased vehicles for transportation
                                       or which provides freight forwarding or
                                       air express services.

                                  o.   Voice Initiated Election means any
                                       election concerning dividend options
                                       available to Investment Company
                                       shareholders or subscribers which is
                                       requested by voice over the telephone.

                                  p.   Voice Initiated Redemption means any
                                       redemption of shares issued by an
                                       Investment Company which is requested
                                       by voice over the telephone.

                                  q.   Voice Initiated Funds Transfer
                                       Instruction means any Voice Initiated
                                       Redemption or Voice Initiated Election.

                                  For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.


...............................................................................

General Exclusions -         2.   This bond does not directly or indirectly
Applicable to All Insuring        cover:
Clauses

                                  a.   loss not reported to the COMPANY in
                                       writing within sixty (60) days after
                                       termination of this Bond as an
                                       entirety;

                                  b.   loss due to riot or civil commotion
                                       outside the United States of America
                                       and Canada, or any loss due to
                                       military, naval or usurped power, war
                                       or insurrection. This Section 2.b.,
                                       however, shall not apply to loss which
                                       occurs in transit in the circumstances
                                       recited in INSURING CLAUSE 3., provided
                                       that when such transit was initiated
                                       there was no knowledge on the part of
                                       any person acting for the ASSURED of
                                       such riot, civil commotion, military,
                                       naval or usurped power, war or
                                       insurrection;

                                  c.   loss resulting from the effects of
                                       nuclear fission or fusion or
                                       radioactivity;

                                  d.   loss of potential income including, but
                                       not limited to, interest and dividends
                                       not realized by the ASSURED or by any
                                       customer of the ASSURED;

                                  e.   damages of any type for which the
                                       ASSURED is legally liable, except
                                       compensatory damages, but not multiples
                                       thereof, arising from a loss covered
                                       under this Bond;

                                  f.   costs, fees and expenses incurred by
                                       the ASSURED in establishing the
                                       existence of or amount of loss under
                                       this Bond, except to the extent covered
                                       under INSURING CLAUSE 11.;

                                  g.   loss resulting from indirect or
                                       consequential loss of any nature;



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                       Page 11 of 19

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Conditions And
Limitations

General Exclusions -                   h.   loss resulting from dishonest acts
Applicable to All Insuring                  by any member of the Board of
Clauses                                     Directors or Board of Trustees of
(continued)                                  the ASSURED who is not an Employee,
                                            acting alone or in collusion with
                                            others;

                                       i.   loss, or that part of any loss,
                                            resulting solely from any violation
                                            by the ASSURED or by any Employee:

                                            (1)  of any law regulating:

                                                 a.    the issuance, purchase
                                                       or sale of securities,

                                                 b.    securities transactions
                                                       on security or commodity
                                                       exchanges or the over
                                                       the counter market,

                                                 c.    investment companies,

                                                 d.    investment advisors, or

                                            (2)  of any rule or regulation made
                                                 pursuant to any such law; or

                                       j.   loss of confidential information,
                                            material or data;

                                       k.   loss resulting from voice requests
                                            or instructions received over the
                                            telephone, provided however, this
                                            Section 2.k. shall not apply to
                                            INSURING CLAUSE 7. or 9.

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Specific Exclusions -               3. This Bond does not directly or indirectly
Applicable To All Insuring             cover:
Clauses Except Insuring
Clause 1.                              a.   loss caused by an Employee,
                                            provided, however, this Section
                                            3.a. shall not apply to loss
                                            covered under INSURING CLAUSE 2. or
                                            3. which results directly from
                                            misplacement, mysterious
                                            unexplainable disappearance, or
                                            damage or destruction of Property;

                                       b.   loss through the surrender of
                                            property away from premises of the
                                            ASSURED as a result of a threat:

                                            (1)  to do bodily harm to any
                                                 natural person, except loss of
                                                 Property in transit in the
                                                 custody of any person acting
                                                 as messenger of the ASSURED,
                                                 provided that when such
                                                 transit was initiated there
                                                 was no knowledge by the
                                                 ASSURED of any such threat,
                                                 and provided further that this
                                                 Section 3.b. shall not apply
                                                 to INSURING CLAUSE 7., or

                                            (2)  to do damage to the premises
                                                 or Property of the ASSURED;

                                       c.   loss resulting from payments made
                                            or withdrawals from any account
                                            involving erroneous credits to such
                                            account;

                                       d.   loss involving Items of Deposit
                                            which are not finally paid for any
                                            reason provided however, that this
                                            Section 3.d. shall not apply to
                                            INSURING CLAUSE 10.;

                                       e.   loss of property while in the mail;



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 12 of 19

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Conditions And
Limitations


Specific Exclusions -             f.   loss resulting from the failure for any
Applicable To All Insuring             reason of a financial or depository
Clauses Except Insuring                institution, its receiver or other
Clause 1.                              liquidator to pay or deliver funds or
(continued)                            other Property to the ASSURED provided
                                       further that this Section 3.f. shall
                                       not apply to loss of Property resulting
                                       directly from robbery, burglary,
                                       misplacement, mysterious unexplainable
                                       disappearance, damage, destruction or
                                       removal from the possession, custody or
                                       control of the ASSURED.

                                  g.   loss of Property while in the custody
                                       of a Transportation Company, provided
                                       however, that this Section 3.g. shall
                                       not apply to INSURING CLAUSE 3.;

                                  h.   loss resulting from entries or changes
                                       made by a natural person with
                                       authorized access to a Computer System
                                       who acts in good faith on instructions,
                                       unless such instructions are given to
                                       that person by a software contractor or
                                       its partner, officer, or employee
                                       authorized by the ASSURED to design,
                                       develop, prepare, supply, service,
                                       write or implement programs for the
                                       ASSURED's Computer System; or

                                  i.   loss resulting directly or indirectly
                                       from the input of data into a Computer
                                       System terminal, either on the premises
                                       of the customer of the ASSURED or under
                                       the control of such a customer, by a
                                       customer or other person who had
                                       authorized access to the customer's
                                       authentication mechanism.

...............................................................................
Specific Exclusions -        4.   This bond does not directly or indirectly
Applicable To All Insuring        cover:
Clauses Except Insuring
Clauses 1., 4., And 5.            a.   loss resulting from the complete or
                                       partial non-payment of or default on
                                       any loan whether such loan was procured
                                       in good faith or through trick,
                                       artifice, fraud or false pretenses;
                                       provided, however, this Section 4.a.
                                       shall not apply to INSURING CLAUSE 8.;

                                  b.   loss resulting from forgery or any
                                       alteration;

                                  c.   loss involving a counterfeit provided,
                                       however, this Section 4.c. shall not
                                       apply to INSURING CLAUSE 5. or 6.

...............................................................................
Limit Of Liability/Non-      5.   At all times prior to termination of this
Reduction and Non-                Bond, this Bond shall continue in force for
Accumulation Of Liability         the limit stated in the applicable sections
                                  of ITEM 2. of the DECLARATIONS,
                                  notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                                  a.   any one act of burglary, robbery or
                                       hold-up, or attempt thereat, in which
                                       no Employee is concerned or implicated,
                                       or

                                  b.   any one unintentional or negligent act
                                       on the part of any one person resulting
                                       in damage to or destruction or
                                       misplacement of Property, or

                                  c.   all acts, other than those specified in
                                       a. above, of any one person, or


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                       Page 13 of 19


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Conditions And
Limitations

Limit Of Liability/Non-                d.   any one casualty or event other
Reduction And Non-                          than those specified in a., b., or
Accumulation Of Liability                   c. above,
(continued)
                                       shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
                                       LIABILITY stated in ITEM 2. of the
                                       DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                                       All acts, as specified in c. above, of
                                       any one person which

                                       i.   directly or indirectly aid in any
                                            way wrongful acts of any other
                                            person or persons, or

                                       ii.  permit the continuation of wrongful
                                            acts of any other person or persons

                                       whether such acts are committed with or
                                       without the knowledge of the wrongful
                                       acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

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Discovery                         6.   This Bond applies only to loss first
                                       discovered by an officer of the ASSURED
                                       during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware if:

                                       a.   facts which may subsequently result
                                            in a loss of a type covered by this
                                            Bond, or

                                       b.   an actual or potential claim in
                                            which it is alleged that the
                                            ASSURED is liable: to a third party,

                                      regardless of when the act or acts
                                      causing or contributing to such loss
                                      occurred, even though the amount of loss does not exceed the applicable
                                      DEDUCTIBLE AMOUNT, or the exact amount
                                      or details of loss may not then be known.

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Notice To Company -               7.   a.   The ASSURED shall give the COMPANY
Proof - Legal Proceedings                   notice thereof at the earliest
Against Company                             practicable moment, not to exceed
                                            sixty (60) days after discovery of
                                            loss, in an amount that is in
                                            excess of 50% of the applicable
                                            DEDUCTIBLE AMOUNT, as stated in
                                            ITEM 2. of the DECLARATIONS.


                                       b.   The ASSURED shall furnish to the
                                            COMPANY proof of loss, duly sworn
                                            to, with full particulars within
                                            six (6) months after such
                                            discovery.

                                       c.   Securities listed in a proof of loss
                                            shall be identified by certificate
                                            or bond numbers, if issued with
                                            them.

                                       d.   Legal proceedings for the recovery
                                            of any loss under this Bond shall
                                            not be brought prior to the
                                            expiration of sixty (60) days after
                                            the proof of loss is filed with the
                                            COMPANY or after the expiration of
                                            twenty-four (24) months from the
                                            discovery of such loss.

                                       e.   This Bond affords coverage only in
                                            favor of the ASSURED. No claim,
                                            suit, action or legal proceedings
                                            shall be brought under this Bond by
                                            anyone other than the ASSURED.


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 14 of 19

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Conditions And
Limitations


Notice To Company -               f.   Proof of loss involving Voice Initiated
Proof - Legal Proceedings              Funds Transfer Instruction shall
Against Company                        include electronic recordings of such
(continued)                            instructions.

...............................................................................
Deductible Amount            8.   The COMPANY shall not be liable under any
                                  INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
                                  ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                                  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

...............................................................................
Valuation                    9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                  The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                  The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                                  In the case of a loss of interim
                                  certificates, warrants, rights or other
                                  securities, the production of which is
                                  necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

                                  OTHER PROPERTY

                                  The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.


...............................................................................



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                       Page 15 of 19

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Conditions And
Limitations
(continued)

Securities Settlement              10. In the event of a loss of securities
                                       covered under this Bond, the COMPANY
                                       may, at its sole discretion, purchase
                                       replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                                       The indemnity required from the ASSURED
                                       under the terms of this Section against
                                       all loss, cost or expense arising from
                                       the replacement of securities by the
                                       COMPANY'S indemnity shall be:

                                       a.   for securities having a value less
                                            than or equal to the applicable
                                            DEDUCTIBLE AMOUNT - one hundred
                                            (100%) percent;

                                       b.   for securities having a value in
                                            excess of the DEDUCTIBLE AMOUNT but
                                            within the applicable LIMIT OF
                                            LIABILITY - the percentage that the
                                            DEDUCTIBLE AMOUNT bears to the
                                            value of the securities;

                                       c.   for securities having a value
                                            greater than the applicable LIMIT
                                            OF LIABILITY - the percentage that
                                            the DEDUCTIBLE AMOUNT and portion
                                            in excess of the applicable LIMIT OF
                                            LIABILITY bears to the value of the
                                            securities.

                                       The value referred to in Section 10.a.,
                                       b., and c. is the value in accordance
                                       with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                       The COMPANY is not required to issue
                                       its indemnity for any portion of a loss
                                       of securities which is not covered by
                                       this Bond; however, the COMPANY may do
                                       so as a courtesy to the ASSURED and at
                                       its sole discretion.

                                       The ASSURED shall pay the proportion of
                                       the Company's premium charge for the
                                       Company's indemnity as set forth in
                                       Section 10.a., b., and c. No portion of
                                       the LIMIT OF LIABILITY shall be used as
                                       payment of premium for any indemnity
                                       purchased by the ASSURED to obtain
                                       replacement securities.


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Subrogation - Assignment -        11.  In the event of a payment under this
Recovery Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                                       Recoveries, whether effected by the
                                       COMPANY or by the ASSURED, shall be
                                       applied net of the expense of such
                                       recovery in the following order;

                                       a.    first, to the satisfaction of the
                                             ASSURED'S loss which would
                                             otherwise have been paid but for
                                             the fact that it is in excess of
                                             the applicable LIMIT OF LIABILITY,

                                       b.    second, to the COMPANY in
                                             satisfaction of amounts paid in
                                             settlement of the ASSURED'S claim,

                                       c.    third, to the ASSURED in
                                             satisfaction of the applicable
                                             DEDUCTIBLE AMOUNT, and


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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 16 of 19

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Conditions And
Limitations

Subrogation - Assignment -        d.   fourth, to the ASSURED in satisfaction
Recovery                               of any loss suffered by the ASSURED
(continued)                            which was not covered under this Bond.

                                  Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.


...............................................................................
Cooperation Of Assured       12.  At the COMPANY'S request and at reasonable
                                  times and places designated by the COMPANY, the ASSURED shall:

                                  a.   submit to examination by the COMPANY
                                       and subscribe to the same under oath,

                                  b.   produce for the COMPANY'S examination
                                       all pertinent records, and

                                  c.   cooperate with the COMPANY in all
                                       matters pertaining to the loss.

                                  The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

...............................................................................
Termination                  13.  If the Bond is for a sole ASSURED, it shall
                                  not be terminated unless written notice
                                  shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                  If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                  This Bond will terminate as to any one
                                  ASSURED, other than an Investment Company:

                                  a.   immediately on the taking over of such
                                       ASSURED by a receiver or other
                                       liquidator or by State or Federal
                                       officials, or

                                  b.   immediately on the filing of a petition
                                       under any State or Federal statute
                                       relative to bankruptcy or
                                       reorganization of the ASSURED, or
                                       assignment for the benefit of creditors
                                       of the ASSURED, or

                                  c.   immediately upon such ASSURED ceasing
                                       to exist, whether through merger into
                                       another entity, disposition of all of
                                       its assets or otherwise.

                                  The COMPANY shall refund the unearned
                                  premium computed at short rates in
                                  accordance with the standard short rate
                                  cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                       Page 17 of 19

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Conditions and
Limitations

Termination                            If any partner, director, trustee, or
(continued)                            officer or supervisory employee of an
                                       ASSURED not acting in collusion with an
                                       Employee learns of any dishonest act
                                       committed by such Employee at any time,
                                       whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                                       a.   shall immediately remove such
                                            Employee from a position that would
                                            enable such Employee to cause the
                                            ASSURED to suffer a loss covered by
                                            this Bond; and

                                       b.   within forty-eight (48) hours of
                                            learning that an Employee has
                                            committed any dishonest act, shall
                                            notify the COMPANY, of such action
                                            and provide full particulars of such
                                            dishonest act.

                                       The COMPANY may terminate coverage as
                                       respects any Employee sixty (60) days
                                       after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

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Other Insurance                   14.  Coverage under this Bond shall apply
                                       only as excess over any valid and
                                       collectible insurance, indemnity or
                                       suretyship obtained by or on behalf of:

                                       a.    the ASSURED,

                                       b.    a Transportation Company, or

                                       c.    another entity on whose premises
                                             the loss occurred or which
                                             employed the person causing the
                                             loss or engaged the messenger
                                             conveying the Property involved.

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Conformity                        15.  If any limitation within this Bond is
                                       prohibited by any law controlling this
                                       Bond's construction, such limitation
                                       shall be deemed to be amended so as to
                                       equal the minimum period of limitation
                                       provided by such law.

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Change or Modification            16.  This Bond or any instrument amending or
                                       affecting this Bond may not be changed
                                       or modified orally. No change in or
                                       modification of this Bond shall be
                                       effective except when made by written
                                       endorsement to this Bond signed by an
                                       authorized representative of the
                                       COMPANY.

                                       If this Bond is for a sole ASSURED, no
                                       change or modification which would
                                       adversely affect the rights of the
                                       ASSURED shall be effective prior to
                                       sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.



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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 18 of 19

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Conditions And
Limitations

Change or Modification            If this Bond is for a joint ASSURED, no
(continued)                       charge or modification which would adversely
                                  affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission,
                                  Washington, D.C., by the COMPANY.





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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                       Page 19 of 19


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                               Important Notice:

      The SEC Requires Proof of Your Fidelity Insurance Policy

      Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

      Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

      The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

      If you have any questions, please contact your agent or broker.












      Form 14-02-12160 (ed. 7/2006)


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                                              VIGILANT INSURANCE COMPANY

                                              Endorsement No.: 1

                                              Bond Number:     81392052

NAME OF ASSURED: JAPAN SMALLER CAPITALIZATION FUND, INC.
                 KOREA EQUITY FUND, INC.

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                    AMENDED EMPLOYEE DEFINITION ENDORSEMENT

It is agreed that this Bond is amended by deleting paragraph (9), in its entirety, from the DEFINITION of Employee and substituting the following:

   "(9) any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, sub-advisor or sub-administrator, for an Investment Company, except any partner, officer or employee of NOMURA SECURITIES INTERNATIONAL, INC. who is not an officer of the ASSURED, while performing acts coming within the scope of the customary and usual duties of a partner, officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company."

This Endorsement applies to loss discovered after 12:01 a.m. on July 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



Date: August 17, 2006                By  /s/ Robert Hamburger
                                       ------------------------------
                                          Authorized Representative

ICAP Bond

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                                              VIGILANT INSURANCE COMPANY

                                              Endorsement No.: 2

                                              Bond Number:     81392052

NAME OF ASSURED: JAPAN SMALLER CAPITALIZATION FUND, INC.
                 KOREA EQUITY FUND, INC.

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                        NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding to Section 13, Termination, the following:

      Bonds In Effect Sixty (60) Days Or Less

      If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

      Bonds In Effect More Than Sixty (60) Days

      If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty
      (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

      1.    Nonpayment of premium;

      2. Conviction of a crime arising out of acts increasing the hazard insured against ;

      3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

      4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

      5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;






ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                         Page 1


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      6.    A determination by the Superintendent of Insurance that
            continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

      7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

            Notice Of Termination

            Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

            Return Premium Calculations

            The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.    By adding a new Section reading as follows:

      "Section 17. Election To Conditionally Renew / Nonrenew This Bond

      Conditional Renewal

      If the COMPANY conditionally renews this Bond subject to:

            1.  Change of limits of liability;

            2.  Change in type of coverage;

            3.  Reduction of coverage;

            4.  Increased deductible;

            5.  Addition of exclusion; or

            6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

      Notices Of Nonrenewal And Conditional Renewal

            1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty
                  (120) days before:

                  a.    The expiration date; or

                  b. The anniversary date if this Bond has been written for a term of more than one year.


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                            Page 2

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            2.    Notice shall be mailed or delivered to the ASSURED at the
                  address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

            3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3. By adding to General Agreement B., Representations Made By Assured, the following:

      No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.








This Endorsement applies to loss discovered after 12:01 a.m. on July 31, 2006.






ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.






Date: August 17, 2006                   By  /s/ Robert Hamburger
                                          ------------------------------
                                             Authorized Representative




ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                         Page 3


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                                              VIGILANT INSURANCE COMPANY

                                              Endorsement No.: 3

                                              Bond Number:     81392052

NAME OF ASSURED: JAPAN SMALLER CAPITALIZATION FUND, INC.
                 KOREA EQUITY FUND, INC.

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                 DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.






This Endorsement applies to loss discovered after 12:01 a.m. on July 31, 2006.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




Date: August 17, 2006                   By  /s/ Robert Hamburger
                                          --------------------------------
                                             Authorized Representative







ICAP Bond
Form 17-02-2437 (Ed. 1-01)

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Effective date of
this endorsement: July 31, 2006               VIGILANT INSURANCE COMPANY

                                              Endorsement No.: 4

                                              To be attached to and form a part
                                              of Bond Number:     81392052

NAME OF ASSURED: JAPAN SMALLER CAPITALIZATION FUND, INC.
                 KOREA EQUITY FUND, INC.

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             COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER


It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.











ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




Date: August 17, 2006                   By  /s/ Robert Hamburger
                                          --------------------------------
                                             Authorized Representative











Form 14-02-9228 (Ed. 4/2004)




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                                              VIGILANT INSURANCE COMPANY

                                              Endorsement No.: 5

                                              Bond Number:     81392052

NAME OF ASSURED: JAPAN SMALLER CAPITALIZATION FUND, INC.

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                          REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

                                                           SINGLE LOSS                       DEDUCTIBLE
INSURING CLAUSE                                            LIMIT OF LIABILITY                AMOUNT
---------------                                            ------------------                ------

 1. Employee                                               $     1,200,000                   $ 25,000
 2. On Premises                                            $     1,200,000                   $ 25,000
 3. In Transit                                             $     1,200,000                   $ 25,000
 4. Forgery or Alteration                                  $     1,200,000                   $ 25,000
 5. Extended Forgery                                       $     1,200,000                   $ 25,000
 6. Counterfeit Currency                                   $     1,200,000                   $ 25,000
 7. Threats to Person                                      $   Not Covered                      $ N/A
 8. Computer System                                        $   Not Covered                      $ N/A
 9. Voice Initiated Funds Transfer Instruction             $   Not Covered                      $ N/A
10. Uncollectible Items of Deposit                         $   Not Covered                      $ N/A
11. Audit Expense                                          $   Not Covered                      $ N/A

This Endorsement applies to loss discovered after 12:01 a.m. on August 8, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




Date: August 17, 2006                   By  /s/ Robert Hamburger
                                          --------------------------------
                                             Authorized Representative








ICAP Bond
Form 17-02-1582 (Ed. 5-98)                                               Page 1


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                                Chubb & Son, div. of Federal Insurance Company
[LOGO OMITTED]                        as manager of the member insurers of the
CHUBB                                       Chubb Group of Insurance Companies
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                                 POLICYHOLDER
                             DISCLOSURE NOTICE OF
                         TERRORISM INSURANCE COVERAGE
            (for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act_ Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.




Form 10-02-1281 (Ed. 1/2003)

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                 RESOLUTIONS ADOPTED BY BOARDS OF DIRECTORS OF
      JAPAN SMALLER CAPITZLIATION FUND, INC. AND KOREA EQUITY FUND, INC.

                  RESOLVED, that the terms and amount of joint insured fidelity bond to be obtained from Vigilant Insurance Company of the Chubb Group of Insurance Companies in the aggregate amount of $1,200,000 covering the Funds, be, and they hereby are approved;

                  FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized to cause the Japan Fund to pay
            62.5 perent of the total premium payable with rexspect to such bond and the Korea Fund to pay the rmaining 37.5 per cent of such premium payable with respect to such bonds;

                  FURTHER RESOLVED, that the amount of the fidelity bond
            coverage be, and it hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the value of the assets of the Fund, the type and terms of the arrangement made for custody of the Fund's assets, and the nature of the securities in the Corporation's portfolio;

                  FURTHER RESOLVED, that the form of Joint Fidelity Bond
            Agreement between the Fund and the other named joint insureds utilized with respect to the current year is approved for another year;

                  FURTHER RESOLVED, that the proper officers of the Funds
            be, and they hereby are, authorized and directed to take such action as they deem necessary and appropriate with respect to obtaining additional fidelity bond coverage pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"); and

                  FURTHER RESOLVED, that the Secretary be, and he hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.